SilverBox Engaged Merger Corp I

8801 Calera Dr.

Austin, Texas 78735

VIA EDGAR

February 17, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Tim Levenberg, Staff Attorney

Re:	SilverBox Engaged Merger Corp I
Registration Statement on Form S-1
Filed February 8, 2021
File No. 333-252827

Dear Mr. Levenberg:

SilverBox Engaged Merger Corp I (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 17, 2021, regarding Registration Statement on Form S-1 filed with the Commission on February 8, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. We have today filed a pre-effective amendment to the Registration Statement to reflect the changes discussed below.

Form S-1 filed February 8, 2021

Summary Financial Data, page 34

1.	Please provide footnotes to explain the purpose of the “As Adjusted” column and how you determined each of the amounts in this column.

We have provided footnotes to explain the purpose of the “As Adjusted” column and how we have determined each of the amounts in this column.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Stephen M. Kadenacy
Stephen M. Kadenacy, Chief Executive Officer
SilverBox Engaged Merger Corp I

cc:	Lijia Sanchez, Esq.